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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9

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                   SOLICITATION/RECOMMENDATION STATEMENT
                           UNDER SECTION 14(D)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)

                     WESTIN HOTELS LIMITED PARTNERSHIP
                         (NAME OF SUBJECT COMPANY)

                    MADISON LIQUIDITY INVESTORS 103, LLC
                       MADISON/WP VALUE FUND IV, LLC
                  MADISON AVENUE INVESTMENT PARTNERS, LLC
                         THE HARMONY GROUP II, LLC
                              BRYAN E. GORDON
                     (NAME OF PERSONS FILING STATEMENT)

                   UNITS OF LIMITED PARTNERSHIP INTERESTS
                       (TITLE OF CLASS OF SECURITIES)

                                960 377 109
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              BRYAN E. GORDON
                    MADISON LIQUIDITY INVESTORS 103, LLC
                         410 PARK AVENUE, SUITE 540
                             NEW YORK, NY 10022
                               (646) 840-1242

                        (NAME, ADDRESS AND TELEPHONE
                       NUMBER OF PERSON AUTHORIZED TO
                   RECEIVE NOTICES AND COMMUNICATIONS ON
                  BEHALF OF THE PERSONS FILING STATEMENT)

                              WITH A COPY TO:

                         STEVEN G. SCHEINFELD, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                             NEW YORK, NY 10004
                               (212) 859-8000

 [     ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
         COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 13, 2003 (the "Schedule 14D-9") by Madison Liquidity Investors 103, LLC, a Delaware limited liability company, Madison/WP Value Fund IV, LLC, a Delaware limited liability company, Madison Avenue Investment Partners, LLC, a Delaware limited liability company, The Harmony Group II, LLC, a Delaware limited liability company, and Bryan E. Gordon, relating to the tender offer by WHLP Acquisition LLC ("Acquisition Sub"), a Delaware limited liability company and wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation ("Starwood"), for all of the outstanding Units of Westin Hotels Limited Partnership, at a cash price of $625 per Unit, without interest, reduced by the amount of distributions per Unit, if any, declared or paid by the Partnership from October 1, 2003 until the date on which Acquisition Sub purchases the Units tendered pursuant to the Offer to Purchase and Solicitation Statement, dated November 4, 2003, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Agreement of Assignment and Transfer. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

     Item 8(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

    On December 17, 2003, the Filing Persons and certain of their affiliates (collectively, the "13D Filers") filed a Schedule 13D in respect of the Units. In such Schedule 13D, the 13D Filers disclosed, among other things, that:

o In light of the 13D Filers' belief that the Offer does not fairly reflect the Partnership's value, the 13D Filers have determined to explore alternatives that would provide greater value for their Units. These alternatives include, without limitation, increasing the 13D Filers' ownership of Units (by private purchase, in the open market, by tender offer or otherwise), and acquiring or seeking to acquire control of the Partnership or the Hotel by merger, asset acquisition, tender offer, privately negotiated transactions, proxy solicitation (including, without limitation, solicitations of consents to purchase the Hotel or amend the Partnership's Partnership Agreement to facilitate a sale of the Hotel) or other means. The 13D Filers have not yet determined which of such alternatives, if any, they will pursue and they may elect not to pursue any alternatives.

o The 13D Filers intend to vigorously oppose any offer (whether by Starwood or any other party) to acquire the Partnership, the Units or the Hotel at a price that does not reflect, in their view, a fair value of the Partnership, the Units or the Hotel, as the case may be.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              MADISON LIQUIDITY INVESTORS 103, LLC
                            By: Madison/WP Value Fund IV, LLC, Managing Member

                        By: /s/ Bryan E. Gordon
                            --------------------------------
                            Bryan E. Gordon, Managing Director



                              MADISON/WP VALUE FUND IV, LLC

                        By: /s/ Bryan E. Gordon
                            --------------------------------
                            Bryan E. Gordon, Managing Director



                              MADISON AVENUE INVESTMENT PARTNERS, LLC

                        By: /s/ Bryan E. Gordon
                            --------------------------------
                            Bryan E. Gordon, Managing Director



                              THE HARMONY GROUP II, LLC

                        By: /s/ Bryan E. Gordon
                            --------------------------------
                            Bryan E. Gordon, Managing Director


                           /s/ Bryan E. Gordon
                          -------------------
                            BRYAN E. GORDON

Dated:  December 17, 2003